May 11, 2021

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Alexandra Barone, Staff Attorney Larry Spirgel, Office Chief
Re:	Zenvia Inc. Registration statement on Form F-1, as amended (File No. 333-255269)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Zenvia Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-255269) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on May 13, 2021, or as soon as practicable thereafter. We hereby authorize Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the several underwriters, to modify or withdraw this letter orally.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 5,000 copies of the preliminary prospectus have been or will be sent to underwriters, dealers, institutions, investors and others.

In connection with the distribution of the preliminary prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Itau BBA USA Securities, Inc.

As representatives of the several underwriters

[Signature Pages Follow]

Goldman Sachs & Co. LLC
As a Representative of the Several Underwriters

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

Morgan Stanley & Co. LLC
As a Representative of the Several Underwriters

By:	/s/ Lulica B. Rocha
Name:	Lulica Batista Rocha
Title:	Executive Director

Itau BBA USA Securities, Inc.
As a Representative of the Several Underwriters

By:	/s/ Roderick Greenless
Name:	Roderick Greenless
Title:	Managing Director

By:	/s/ Pedro Garcia
Name:	Pedro Garcia
Title:	Managing Director

[Signature page to Acceleration Request Letter]